UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: September 2, 2021

FEEL THE WORLD, INC.

D.B.A. XERO SHOES

(Exact name of issuer as specified in its charter)

Commission File Number:  24R-00082

Delaware	27-4419848
State of other jurisdiction of Incorporation or organization	(I.R.S. Employer Identification No.)

100 Technology Drive, Suite 315, Broomfield, Colorado 80021

(Full mailing address of principal executive offices)

(303) 447 – 3100

(Issuer's telephone number, including area code)

Title of each class of securities pursuant to Regulation A:

Class A Voting Common Stock

and

Class B Non-Voting Common Stock

Item 9.  Other Events

7 Times Square, Suite 4307 New York, New York 10036

Xero Shoes Investment

In Q2 2021, Xero generated revenue of $7.3 million, which represented an increase of 23% from the comparable prior-year period. Revenue grew at a slower pace than expected due to the macro headwinds causing a slowdown in global supply chain for businesses importing their products from overseas. Xero was unable to restock some of its bestselling products during the second quarter, which is traditionally its strongest quarter of the year, causing lower than expected sales over the period. Second quarter adjusted EBITDA margins decreased as this supply chain issue has also created increased shipping costs, with container costs up significantly versus historical rates. Second quarter Adjusted EBITDA of $1.2 million was 22% lower than the prior-year period, driven by supply chain / inventory issues outlined above . Xero also made the decision to expedite its inbound shipments via air freight to ensure they have enough stock to hit sales goals for the back half of the year. Importantly, we have experienced sales rebounding as soon as inventory becomes back in stock, confirming that consumer demand is strong. Xero is still on track to roll out its e-commerce business into the European market in late Q3 or early Q4, which we believe represents significant opportunity given consumer awareness and acceptance of the natural footwear movement in the EU. The Company is also finalizing agreements with a distribution partner in China that would continue the theme of expansion into key international markets by the end of 2021.

In Q2, the POG worked closely with management across key strategic initiatives, most notably in its supply chain and decision-making to navigate the broader, macro supply chain issues. Highlights include (i) Senior Adviser Marc Schneider helping to guide the operations team prior to onboarding COO, as well as participating in potential new retail relationships given his tenure in the industry; (ii) Joanne Kruse leading the successful hiring of a CFO and COO; and (iv) Jarrad Berman working with Xero’s Director of Digital to implement a business intelligence program that will automate the tracking of KPIs in real time.

TZP is working closely with management on several post-closing initiatives, including: (i) enhancing accounting and inventory reporting infrastructure and internal KPIs to support future growth and operational controls; (ii) exploring new revolving credit facility to support working capital initiatives; (iii) expansion of DTC to Europe and distribution in China; and (iv) evaluating strategies for minimizing the impact of supply chain disruptions.

LTM revenue and Adjusted EBITDA as of June 30, 2021 was $27.7 million and $4.4 million, respectively.